UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Veolia Environnement sells its concession contracts
in Morocco

Paris, March 8, 2013. Veolia Environnement has signed an agreement, via its holding company Veolia Services à l’Environnement Maroc, with global investment fund Actis to sell its Moroccan water, wastewater and electricity services, operated by concession companies Redal and Amendis. The transaction will contribute around €370 million1 to the Company’s divestment program and, given its accounting treatment under IFRS5 at December 31, 2012, will reduce the company’s debt by around 88 million euros in 2013.

This withdrawal reflects Veolia Water’s decision to redirect its geographic focus and its growth strategy based on higher added value solutions and activities.

Finalization of the transaction is subject to obtaining formal approval from the relevant public authorities and Moroccan government departments.

Veolia has signed a three-year technical support contract with Actis. This contract will ensure the smooth transition of services, enabling Veolia to share its know-how and expertise in Morocco. The choice of Actis promises to bring high added value for Morocco; Actis has over 60 years of experience of investing exclusively in emerging markets, and particularly across Africa.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com
(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Actis invests exclusively in the emerging markets with a growing portfolio of investments in Asia, Africa and Latin America; it currently has US$5.2 billion funds under management. Combining the expertise of over 120 investment professionals on the ground in twelve countries, Actis identifies investment opportunities in three areas: private equity, infrastructure and real estate. With close to US$320m invested in North Africa, Actis is proud to actively and positively grow the value of its companies - backing local talent, serving the needs of consumers and contributing to broader society. www.act.is

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1  Based on figures at December 31, 2012, exchange rate €/MAD of 11.17 and before transaction costs.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular  include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Veolia Environnement	Actis

Analyst and institutional investor contact:	Claire Davies (UK)

Ronald Wasylec +33 1 71 75 12 23	+44 (0) 7887 321 993
cdavies@act.is
Us investor contact
Terri Anne Powers - Tel +1 312-552-2890	Hatim Benjelloun (Morocco)
+212 522 99 14 60/35
site : http://www.finance.veolia.com	hbenjelloun@pass.co.ma

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 8, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer